FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1     Technical Report titled
99.2     Certificate of Qualified Person - Tracey D. Meintjes
99.3     Certificate of Qualified Person - Michael Petrina
99.4     Certificate of Qualified Person - Sue Bird
99.5     Certificate of Qualified Person - Marc Schulte
99.6     Certificate of Qualified Person - Robert J. Morris

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Canarc Resource Corp. (Registrant) Date: April 18, 2019 /s/ Scott Eldridge, Scott Eldridge Chief Executive Officer